1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

August 25, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Ken Ellington

Re:	UBS Series Funds (File No. 811-08767) (the “Registrant”)

Dear Mr. Ellington:

This letter responds to comments that you provided to Stephen Cohen and Nadeea Zakaria of Dechert LLP in a telephonic discussion on August 17, 2020, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report of the Registrant and its series (each, a “Fund”) filed on Form N-CSR relating to the fiscal year ended on April 30, 2020. We have summarized the comments below, followed by the Registrant’s responses.

UBS Ultra Short Income Fund

1.	Comment: In the section captioned “Portfolio of Investments,” please disclose the end of period interest rate for investments in money market funds held by the Funds.[1]

Response: The Registrant will include the requested information on a going-forward basis.

2.	Comment: In the section captioned “Notes to financial statements – Securities lending,” please disclose the remaining contractual maturity of the Funds’ securities lending transactions.[2]

Response: The Registrant will include the requested information on a going-forward basis.

[1]	See Article 12-12 of Regulation S-X at footnote 4.
[2]	See FASB Accounting Standards Update No. 2014-11.

3.

Comment: Certain Funds’ principal risks appear in alphabetical order in the prospectus. In the next update of the Funds’ registration statement, please order the risks to prioritize the risks that are most likely to adversely affect the Funds’ net asset value, yield and total return.[3] Please note that after listing the most significant risks to the Funds, the remaining risks may be presented in alphabetical order.

Response: The Registrant confirms that the principal risks will be ordered according to significance for the Funds in the next update of the Funds’ registration statements.

*            *             *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Keith A. Weller and Eric Sanders – UBS AM

      Stephen H. Bier – Dechert LLP

[3]	See Accounting and Disclosure Information 2019-08 “Improving Principal Risks Disclosure.”

2